Mail Stop 6010

June 19, 2006

Mr. Andy D. Bryant
Executive Vice President and Chief Financial Officer
Intel Corporation
2200 Mission College Boulevard
San Clara, CA 95054-1549

> **RE: Intel Corporation**
> **Form 10-K for the year ended December 31, 2005**
> **Form 10-Q for the quarter ended April 1, 2006**
> **Form 8-K filed April 19, 2006**
> **File No.   0-06217**

Dear Mr. Bryant:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your future documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the quarterly period ended April 1, 2006

Note 3. Employee Equity Incentive Plans, page 5

1. There does not appear to be any basis or context in GAAP for computing the per share effects of a form of compensation. Accordingly, in future filings, please remove share-based compensation effects on earnings per share from the financial statements.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

2. Your disclosure appears to identify the following non-GAAP measures:
    1. gross margin excluding share-based compensation
    2. research and development, excluding share-based compensation
    3. marketing, general and administrative, excluding share-based compensation
    4. income taxes, excluding share-based compensation
    5. net income, excluding share-based compensation
    6. fully-diluted earnings per share, excluding the effects of share-based compensation on both the numerator and the denominator

We do not believe that your disclosure addresses with sufficient precision each of the disclosure points identified in the response to Question 8 of the June 13, 2003 Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures for each of your non-GAAP measures identified above. We request that you consider our observations below and provide us with a draft of revised disclosure you would propose to include in future filings to address them.

FAQ 8 indicates that management should include the following disclosure:
    1. *the manner in which management uses the non-GAAP measure to conduct or evaluate its business*
       Your references to "internal managerial purposes," "planning and forecasting future periods," and "budget and planning process" appear to be too generalized. Please propose clarifying disclosure for each measure that explains more precisely how management uses them. Consider questions similar to the following in crafting such disclosure: Are your tax strategies determined exclusive of the effects of share based compensation? Are the number of full-time equivalent employees working in research and development dependent on the portion of research and development expense comprised of share-based compensation? How does your non-GAAP research and development measure help you make year-to-year comparisons? For example, if total GAAP research and development expenses increased from one-year to the next, but the non-GAAP measure of research and development decreased because share-based payments constituted a

larger portion of total compensation, what does management glean about performance?

In the fourth paragraph on page 17, you indicate that you include each of the measures identified above to compare period-to-period results on a segment basis. If each non-GAAP measure identified above is reported to the SFAS 131 chief operating decision maker on a segment basis for purposes of allocating resources and assessing performance, please include each such amount in your SFAS 131 financial statement footnote disclosure. If it is not, please consider the need to revise the referenced disclosure.

See the second paragraph on page 18. Clarify in your proposed disclosure whether the weighted average number of shares used to determine profit-dependent cash incentive compensation paid to employees excludes the effects of 123(R) upon the number of diluted shares. Also, please briefly clarify in your proposed disclosure how 123(R) affects the number of diluted shares based on your unique share-based compensation arrangements.

2. *the economic substance behind management's decision to use such a measure*
   For each non-GAAP measure, please explain why management uses the measure to assess performance. In this regard, we note that you address measurement imprecision for a number of your financial statement elements in critical accounting estimates, but you do not appear to consider such imprecision in assessing performance. Similarly, we note that share-based compensation is one form of total compensation and such total compensation arrangements, like organizational structures, management styles, distribution methods, and marketing plans, are likely to differ among companies and impact profitability differently. In that context, please propose disclosure that helps investors understand why management singles out share-based compensation.

   Also, broadly for all the non-GAAP measures, please propose disclosure that explains how understanding the portion of total compensation represented by share-based compensation helps management assess performance.

3. *the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure*
   We are unable to note disclosure responsive to this consideration. In this regard, the statements in the third paragraph on page 17 that the non-GAAP measures should not be viewed as substitutes for GAAP measures or comparable to similarly titled measures of other companies and the statement in the fourth paragraph on page 18 stating that share-based compensation is an important element of the company's compensation structure, while factual, do not identify the material limitations of the non-GAAP measures you present. Please provide

this disclosure for <u>each</u> non-GAAP measure you present as well as for the number of shares included in non-GAAP fully-diluted earnings per share.

4. *the manner in which management compensates for these limitations when using the non-GAAP financial measure*
It appears that you are attempting to address this consideration in the fourth paragraph on page 18; however that paragraph appears to be overly generalized and ambiguous. Please endeavor to address this consideration with more precision for each non-GAAP measure. For example, it is unclear what you mean in the first sentence when you state that the non-GAAP measures you present "should not be viewed as a pro forma presentation reflecting the elimination of the underlying share-based compensation programs." It is unclear how you think the measures should be viewed as they do eliminate share-based compensation. In the second sentence, it is unclear what "this aspect of the non-GAAP financial measures" is that management takes into consideration; how management takes it into consideration; and what specific quantitative and qualitative information, notwithstanding the reference to the discussion under the caption "Employee Equity Incentive Plans", management uses to compensate for the limitations of each measure.

5. *the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.*
Refer to the third paragraph on page 18. Please clarify in your disclosure how the presentation of non-GAAP measures facilitates an investor's comparison of performance, as opposed to liquidity, on a GAAP basis among other companies. In this regard, we note that you address measurement imprecision in critical accounting estimates.

<u>Critical Accounting Estimates, Share-based compensation, page 22</u>

3. Please revise future filings to provide <u>quantified</u> sensitivity analysis disclosure, not just qualitative information when discussing your critical accounting estimates and assumptions. Refer to Section V. *Critical Accounting Estimates of Release No. 33-8350: Interpretation – Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations* for guidance.

<u>Results of Operations, page 25</u>

4. Although your discussions generally identify factors responsible for changes in financial statement line items, sometimes they do not include explanation of how or why the factors arose. For example, revise in future filings to:
   a. Explain why microprocessor average selling prices and motherboard unit sales decreased;

      b. Explain why revenue in your European region decreased 19% from March 31, 2005 to March 31, 2006; and

      c. Revise your narrative to clarify, and to quantify the impact upon revenues of changes from both volume and price during each period presented.

This list is not meant to be all-inclusive. Apply this general guidance in future filings.

<u>Form 8-K filed April 19, 2006</u>

5. We note the non-GAAP information included in the press release furnished by Intel in the Form 8-K filed April 19, 2006. Intel's non-GAAP presentation does not appear consistent with our guidance and requirements on such presentation. Please refer to our discussion above regarding your disclosure of non-GAAP measures. Revise future filings to addresses with sufficient precision each of the disclosure points identified in the response to Question 8 of the June 13, 2003 Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures for <u>each</u> of your non-GAAP measures identified.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Julie Sherman, Staff Accountant at (202) 551-3640 or me at (202) 551-3554 regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

Sincerely,

Angela J. Crane
Branch Chief